BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

November 15, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: John Reynolds, Assistant Director

Re:          BGS Acquisition Subsidiary, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed November 5, 2013
File No. 333-191030

Dear Mr. Reynolds:

Set forth below are the responses of BGS Acquisition Subsidiary, Inc., a Delaware corporation (“we” or the “Company”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2013 with respect to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-4 initially filed with the Commission on September 6, 2013, File No. 333-191030, as amended (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For your convenience, we have also hand delivered two copies of this letter, Amendment No. 3, and Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2.

Each response is prefaced by the text of the Staff’s corresponding Comment in bold text.  All references to page numbers and captions in a response correspond to Amendment No. 3, unless otherwise indicated.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Registration Statement.

General

1.
We note your response to comment 1 in our letter dated October 29, 2013.  It is still unclear what the basis is for projecting 9,400 tests per month by the end of 2015.  It appears from your revised disclosure on page 63 that you recently experienced volume of below 40 per month selling the test that was launched over 2 years ago.  Please revise to further clarify the bases and assumptions underlying your projected growth in human testing services.

Response:  We acknowledge the Staff’s Comment. The Pharmacy Times released a table in July 2012 detailing the Top 200 Products of 2011 by Prescriptions, and Plavix® was ranked #7 with 28,139,000 prescriptions.  In November 2013, TransnetYX adapted its marketing efforts to work with pharmacists to educate drug consumers about the safety and efficacy of drug therapy. TransnetYX believes that as pharmacists and patients become more aware of the drugs that the FDA lists as having biomarkers that affect those drugs’ efficacy and safety, and as they understand that there is a simple test available to determine whether the drug prescribed is working and safe for an individual, patients will begin to demand PGx testing from their physicians. In connection with studies being completed in the pharmacy industry, such as the CVS Caremark and Brigham and Women's Hospital study published in the November 2013 issue of the American Heart Association journal, TransnetYX continues its initiative to provide pharmacists the information they need to educate the patient and physicians to the benefits of PGx testing.  Specifically, TransnetYX believes that pharmacists can influence patients to request, and physicians to utilize, TransnetYX’s PGx testing services. TransnetYX anticipates strengthening its engagement of the pharmacy industry by building alliances with approximately ten independent pharmacies a month and one regional pharmacy a year (with an estimated 750 storefronts) over the next two years, which, with a modest 5 to 6 PGx tests per month, per location, would result in approximately 9,400 tests per month by the end of 2015, focusing primarily on the Plavix® PGx testing market.  TransnetYX belives that the market for PGx testing is rapidly evolving, and TransnetYX further believes that that it can conduct PGx testing in connection with a small percentage of the total Plavix® prescriptions being written: 0.1% (representing 32,290 Plavix® tests) in 2014 and 0.3% (representing 93,225 Plavix® tests) by the end of 2015.  Please see page 59 for our revision of the Registration Statement.

2.
We note your response to comments 1 and 15 and the statement that there “will be $6.0 million” available for the surviving company.  We also note, however, the reference to conditions on page 3 and the statement that “the first two of which are completely unwaivable.”  Please revise page 24 and where appropriate to address the extent to which the $6.0 million condition could be waived in whole or in part.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 3, 22, 24, 38, 41 and 72 for our revision of the Registration Statement.

Summary of the Prospectus, page 1

3.
We note your response to comment 5 and disclosure indicating that the first billable PGx test was completed in July 2011.  We are unable to locate where you summarize the historical efforts that TransnetYX or Harmonyx made to prove the commercial viability of the Harmonyx business.  In that regard, we note disclosure on pages 20 and 47 that the Harmonyx business has “yet to prove its commercial viability.”  Please revise to further clarify the commercialization efforts, any material changes expected to be made to those efforts, and the approximate date when Harmonyx commenced directed marketing toward physicians, as disclosed on page 60.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 3 and 56 for our revision of the Registration Statement.

Risk Factors, page 16

4.
We note your response to comment 10 in our letter dated October 29, 2013, and we partially reissue the comment.  Please revise to include qualitative and quantitative disclosure relevant to the risks in the event you do not consummate the business combination.  In that regard, we note that you deleted all the risk factors under the Risk Factors Relating to the Failure to Consummate the Business Combination section beginning on page 32 of the Form S-4 filed on September 6, 2013.

Response: We acknowledge the Staff’s Comment.  As noted in a discussion with the Staff on November 14, 2013, the Company has not included risk factors relating to the failure to consummate the Business Combination because the Company will not issue any securities under the Registration Statement in the event the Business Combination is not consummated.

The risk factors relating to the failure to consummate the Business Combination are included in the Offer documents filed by BGS Corp. to inform the shareholders of BGS Corp. of the consequences if the Business Combination is not completed.  These risks are applicable to the current holders of BGS Corp. in relation to the Offer as the failure to consummate a Business Combination may have an effect on a BGS Corp. shareholder’s decision to tender Ordinary Shares.  This situation is different than typical blank check company transactions as, typically, there would be a merger proxy in connection with the registration statement on Form S-4, which would certainly warrant the inclusion of a full slate of risk factors related to the failure to consummate the Business Combination.  However, in this instance, there is no determination regarding the actual Business Combination being made in connection with the Registration Statement.

Upon the expiration of the Offer, BGS Corp. will be able to determine whether the Business Combination will be able to close.  If able to do so, the Company will request that the Registration Statement be declared effective as of the day after the Tender Offer is scheduled to expire.  Only upon the consummation of the Business Combination will the shares and warrants registered pursuant to the Registration Statement be issued.  Given this timing, there is no instance in which the shares and warrants registered pursuant to the Registration Statement will be issued unless the Business Combination is consummated; therefore, the risk factors relating to the failure to consummate the Business Combination are inapplicable to the securities being registered pursuant to the Registration Statement and have not been included in the Registration Statement.

TransnetYX Business, page 54

5.
We note the revised disclosure on pages 54 and 64 that the “PGx business will reach breakeven at 750 tests per month and will achieve revenue equal to Laboratory Animal Genotyping business at 3,900 tests per month.”  To place this statement in context, please disclose here and on page 64 how many tests the PGx business averaged per month during the twelve months ended December 31, 2012 and the six months ended June 30, 2013, and discuss the company’s bases and assumptions underlying the expected breakeven time period.

Response:   We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see pages 54 and 64 for our revision of the Registration Statement.

6.
We note your response to comment 16 and revised disclosure indicating that animal testing is “a more complex process.”  Please revise to address the relative level of cost and complexity involved in developing additional human tests to supplement the current Plavix-focused test.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 54 for our revision of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransnetYX, page 61

Revenue, page 63

7.
We partially reissue comment 22 in our letter dated October 29, 2013.  Please revise to address the material assumptions underlying the statement that increased sales of PGx “would likely have a material favorable impact on its net sales and revenues.”  In that regard, please quantify the average cost per PGx test and the percentage increase in PGx test volume on a monthly basis that would be necessary to achieve “breakeven” and revenue equal to the Laboratory Animal Genotyping business.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 64 for our revision of the Registration Statement.

Index to Financial Statements, page F-1

8.	Please update the financial statements of TransnetYX as of and for the nine months ended September 30, 2013 and related disclosure in your next amendment to comply with Item 17(b)(8) of Form S-4.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement Accordingly.  Please see the updated unaudited financial statements of TransnetYX as of and for the nine months ended September 30, 2013, beginning on page F-18 and the accompanying notes to the unaudited financial statements beginning on page F-23.  In addition, please see sections “TransnetYX Summary Financial Statement,” on page 10; “BGS Acquisition and Subsidiaries Pro Forma Summary Financial Information,” on page 11; “Summary Comparative Historical and Unaudited Pro Forma Per Share Data,” on page 13; “Capitalization,” on page 27; “BGS Acquisition Subsidiary Unaudited Condensed Combined Pro Forma Financial Statements,” beginning on page 48; “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TransnetYX,” beginning on page 61; and “Comparative Share Information” on page 79, which we have revised to reflect the financial statements of TransnetYX as of and for the nine months ended September 30, 2013.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Cesar Baez of BGS Acquisition Subsidiary, Inc. at (347) 837-4244 or Heather Carmody of Duane Morris LLP at (215) 979-1202.

Sincerely,

BGS Acquisition Subsidiary, Inc.

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: Sole Director and Chief Executive Officer

cc:           Steve Lo (SEC)
Craig Arakawa (SEC)
Ruairi Regan (SEC)
James Lopez (SEC)
Heather Carmody (Duane Morris LLP)